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                             September 24, 2021

       Eli Casdin
       Chief Executive Officer and Director
       CM Life Sciences III Inc.
       c/o Corvex Management LP
       667 Madison Avenue
       New York, New York 10065

                                                        Re: CM Life Sciences
III Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 25,
2021
                                                            File No. 333-259054

       Dear Mr. Casdin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4, filed August 25, 2021

       Cover Page

   1. Please include on the inside front cover page the information set forth in Item 2 of Form
                                                        S-4.
       Q: Following the Business Combination, will the Company's securities continue to trade on a stock exchange?, page 14

   2. Given that the Nasdaq listing condition is waivable, please revise to disclose that shareholders will not
have certainty at the time they vote regarding whether the post-
                                                        combination company   s
common stock and warrants will be listed on a national securities exchange following the
business combination. Also, revise the risk factor on page 116 to
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         reflect that the Nasdaq listing condition may be waived.
Q: Can the Initial Stockholders redeem their Founder Shares in connection with consummation of the Business Combination?, page 24

3. We note that certain the Initial Stakeholders agreed to waive their redemption rights.
         Please describe any consideration provided in exchange for this agreement.
Cautionary Note Regarding Forward-Looking Statements, page 51

4. We note your reliance upon the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. However, it is unclear whether this safe harbor is available for forward-looking statements made in connection with a SPAC merger. Therefore, please qualify your assertion with a statement indicating that there is uncertainty as to the availability of the safe harbor in connection with a SPAC merger.
Risk Factors
Mr. Casdin, our chief executive officer and one of our directors, and his affiliates have interests in and relationships with EQRx..., page 119

5. Please disclose the approximate dollar value of Mr. Casdin's interest in the target based on the transaction value and recent trading prices, as compared to the price paid. Please also highlight this information in your Questions and Answers and/or Summary discussion.
Background of the Business Combination, page 187

6. We note your disclosure on page 188 that the business combination transactions with other potential targets were ultimately not pursued. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, the reasons they were not pursued, and whether you entered into discussions with any of the other five potential target companies.
7. Please provide further detail on how you initially selected Company A, the potential terms discussed with Company A, the progress of those discussions, and the factors and discussions surrounding the decision to cease discussions with Company
A. We also note
         that there is an overlap of CMLS III's discussions with Company A and EQRx between April 26, 2021, when Mr. Casdin requested an updated EQRx corporate presentation from Mr. Borisy, and May 27, 2021, when discussions with Company A ceased and when Mr. Casdin discussed a business combination with Mr. Borisy. Please discuss the overlap of these discussions, including when the CMLS III Board became aware of Mr. Casdin's discussions, the considerations the Board evaluated regarding Mr.
         Casdin's role as an interested party, and why EQRx was a more attractive target acquisition as compared to Company A.
8. We note that the initial LOI included the following terms: "(i) that Mr. Casdin and one member from Softbank would join the board of directors of the combined public
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         company, with up to two additional directors to be agreed upon between the chief executive officers of CMLS III and EQRx; (ii) the pre-money equity value of EQRx of
         $4 billion (including a $500 million earn-out based on post-closing share price performance); and (iii) at least $1 billion would be raised via a combination of a private investment in public equity and forward purchase agreements." Please describe the basis for the initial valuation and how you came to it.
9. Please reconcile the pre-money equity values of EQRx described in this section with the $3.65 billion in aggregate consideration to be paid in the transaction.
Opinion of Financial Advisor to CMLS III, page 199

10. Please clarify the criteria on which the companies identified in this section were selected and whether any companies that also satisfied those criteria were omitted from the analysis. Please also provide similar disclosure regarding the companies selected for the
         Selected Precedent Transactions analysis.
11. Please clarify whether the analyses considered the possibility that the EQRx product candidates do not successfully complete clinical trials. If the analysis did not consider this possibility, please explain why.
Certain EQRx Projected Financial Information, page 201

12. Please revise to discuss all material assumptions used to develop the projections, including which product candidates obtain regulatory approval, the markets in which you received regulatory approval, the dates the respective products receive regulatory approval in each market, when these products become commercially available, and any assumptions about competition and related cost of sales and net income for 2026 and 2028. Additionally, discuss the possible impact if your assumptions are incorrect, and identify the probabilities
         assigned to management   s assumptions. To the extent your projections
are based on
         multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted.
EQRx's Business, page 251

13. Please provide the basis for the statement that your focus on validated targets will result in success rates ranging from five to seven out of every ten clinical candidates. Please provide similar support for the statement in the founders' letter regarding the improved success rate for your product candidates being something closer to three or five out of ten.
The EQRx business opportunity, page 259

14. Please the balance your discussion in this section and throughout the prospectus where appropriate with prominent disclosure that you have no products approved for commercial sale and have not generated any revenue to date and that your pricing model is untested in the pharmaceutical industry. Please also disclose that there can be no assurance that your
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         pricing model will achieve market acceptance or be able to compete effectively with existing models or models introduced in the future.
15. We note your statement regarding the global drug spend in 2021 is estimated to be approximately $1 trillion. Please balance this disclosure and the figure on page 260 with the size of the markets for the product candidates you are currently developing.
Time for something new - time for "New Pharma", page 260

16. Please delete the statement that your programs have the potential to be equivalent or superior to other therapies in their class as this statement implies an expectation of regulatory approval and is inappropriate given the stage of development for your programs. Please revise similar statements that your products are equally as good or better.
Business model innovation in other industries, page 265

17. We note your comparison to other industries. Please balance the disclosure in this section with the fact that your business model is untested in the pharmaceutical industry, and that there can be no assurance that your business model will achieve market acceptance or be able to compete effectively in the pharmaceutical industry.
Building a catalog of affordable medicines, page 270

18.      We note your projection that Aumolertinib (EQ143) and Sugemalimab
(EQ165, also
         known as CS1001) are targeting an expected $40 billion drug spend in 2026 and that
         Sugemalimab is expected to see an incremental $20 billion in drug spend in 2026 beyond your initial indications. Please provide additional information regarding your basis and the underlying assumptions of these projections.

19. We note that you include multiple undisclosed programs in the Pre-Clinical and Drug
         Engineering columns of your pipeline table. To the extent that these programs are material, please identify the undisclosed product candidates in the pipeline table. If they are not material, please remove them. Please also revise the pipeline table to include columns for Phase 1, 2, and 3 clinical trials and indicate the phase of development for aumolertinib, sugemalimab, lerociclib, EQ176 and EQ121. Please also disclose whether you have INDs for each of these product candidates.
Additional information on our pipeline programs, page 276

20. You make numerous references to the safety and efficacy of EQRx's products throughout the disclosure. Efficacy and safety are determinations that are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and you may state that your product candidates are well tolerated if true. Please revise any statements referencing safety and efficacy as appropriate.
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21. We note your discussions of multiple clinical trials, including those testing Aumolertinib
         (EQ143), Sugemalimab (EQ165), Lerociclib (EQ132), EQ176, and EQ121. Please expand your discussions of each of these clinical trials, to include:
             The primary and secondary endpoints of the trial;
             Whether or not the data from the trial was found to be statistically significant
             (including the P-value); and
             Whether any SAEs or AEs have occurred that are linked to treatment (and the nature and amount of any such SAEs or AEs).
Intellectual Property, page 287

22. We note in your Patent Portfolio section that your Aumolertinib (EQ143), Sugemalimab
         (EQ165), Lerociclib, EQ176, and EQ121 patent families also include cases that are pending and granted in other major jurisdictions. Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending and also include the patent expiration dates and expected expiration dates for pending patent applications for each material foreign jurisdiction. Beneficial Ownership of the Securities, page 381

23. We note that your disclosed potential ownership interest does not take into account (a) the
         Public Warrants and Private Placement Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter, (b) the
         Earn-Out Shares, (c) the issuance of any share upon completion of the Business
         Combination under the 2021 Incentive Plan or the ESPP, or (d) the portion of the Closing Merger Consideration that will be allocated to shares underlying options to acquire EQRx stock (totaling, in aggregate, assuming full usage of
EQRx   s existing equity
         pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, 26,254,693 shares of CMLS III Class A common stock) that may be exercised in the future. Please disclose the sponsor and its
affiliates    total potential
         ownership interest in the combined company, assuming exercise and conversion of all securities.
Certain Material U.S. Federal Income Tax Considerations, page 391

24. Please have counsel provide a tax opinion addressing the tax consequences to U.S. holders of CMLS III Class A common stock who exercise redemption rights and who hold shares at the time of the Business Combination. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.
Exhibits

25. Please file the licensing and collaboration agreements with Hansoh and the drug engineering collaboration agreements with Exscientia, AbCellera, and Relay Therapeutics as exhibits to the registration statement or explain the basis for your determination that
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CM Life Sciences III Inc.
September 24, 2021
Page 6
      they are not required to be filed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Vaughn at 202-551-3494 or Ibolya Ignat at 202-551-3636 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Christopher Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,
FirstName LastNameEli Casdin
                                                           Division of
Corporation Finance
Comapany NameCM Life Sciences III Inc.
                                                           Office of Life
Sciences
September 24, 2021 Page 6
cc:       Joel Rubinstein, Esq.
FirstName LastName